Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business December 31, 2017, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$22450
Interest-bearing balances		192185
Securities:
Held-to-maturity securities		139228
Available-for-sale securities		260098
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		120
Securities purchased under agreements to resell		31006
Loans and lease financing receivables:
Loans and leases held for sale		12005
Loans and leases, net of unearned income	929016
LESS: Allowance for loan and lease losses	10104
Loans and leases, net of unearned income and allowance		918912
Trading Assets		51667
Premises and fixed assets (including capitalized leases)		8116
Other real estate owned		641
Investments in unconsolidated subsidiaries and associated companies		12014
Direct and indirect investments in real estate ventures		72
Intangible assets
Goodwill		22480
Other intangible assets		16807
Other assets		59553

Total assets		$1,747,354

LIABILITIES
Deposits:
In domestic offices		$1259735
Noninterest-bearing	423833
Interest-bearing	835902
In foreign offices, Edge and Agreement subsidiaries, and IBFs		129264
Noninterest-bearing	962
Interest-bearing	128302
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		10906
Securities sold under agreements to repurchase		7180

Dollar Amounts In Millions
Trading liabilities	10537
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	118326
Subordinated notes and debentures	11950
Other liabilities	32898

Total liabilities	$1580796
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	112497
Retained earnings	53612
Accumulated other comprehensive income	-468
Other equity capital components	0

Total bank equity capital	166160
Noncontrolling (minority) interests in consolidated subsidiaries	398

Total equity capital	166558

Total liabilities, and equity capital	$1747354

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

Directors

Enrique Hernandez, Jr

Federico F. Pena

James Quigley